EXHIBIT 99.8
RISK FACTORS RELATING TO CHINA REAL ESTATE INFORMATION CORPORATION
     The following risk factors were included in the prospectus for the initial public offering of China Real Estate Information Corporation. In this Exhibit 99.8, except where the context otherwise requires and for purposes of this Exhibit 99.8 only:
•	“we,” “us,” “our company,” “the Company,” “our” and “CRIC” refer to China Real Estate Information Corporation, its subsidiaries, and, in the context of describing CRIC’s operations and consolidated financial information, include CRIC’s consolidated variable interest entities (“VIEs”) in China;

•	“E-House” refers to E-House (China) Holdings Limited and its subsidiaries, including E-House’s VIEs in China, but excluding CRIC;

•	“SINA” refers to SINA Corporation and its subsidiaries, including SINA’s VIEs in China;

•	“China” or “PRC” refers to the People’s Republic of China solely for the purpose of this Exhibit 99.8, and do not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region or Taiwan;

•	“ADS” refer to American depositary receipts for CRIC’s ordinary shares; and

•	all references to “RMB” or “renminbi” are to the legal currency of China, and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States.
Risks Related to Our Real Estate Information, Consulting and Advertising Services
     Our limited operating history makes evaluating our business and prospects difficult.
     Our CRIC system had been used as an internal resource to support E-House’s real estate agency and brokerage services and consulting and information services prior to the second half of 2006, when we began to commercialize our CRIC system by selling subscriptions. In addition, we had not previously provided real estate advertising services or operated a real estate Internet business prior to 2008. Furthermore, our business strategy has not been proven over time and we cannot be certain that we will be able to successfully operate and grow our business as a stand-alone operation separate from E-House. Therefore, our limited operating history as part of E-House may not provide a meaningful basis for you to evaluate our business and prospects.
     To date, a limited number of real estate developers have contributed a substantial portion of our revenues due to the large size of their contracts with us; if we fail to continue to secure large contracts from existing, new or former clients, this could materially and adversely impact our revenues, results of operations and financial condition, or contribute to fluctuations in our revenues, which may make it difficult to predict our results of operations from period to period.
     In the past, a limited number of real estate developers have contributed a substantial portion of our revenues. Our top three developer clients in 2008, namely Evergrande Real Estate Group (“Evergrande”), Shanghai Urban Development (Group) Co., Ltd. and Sky East Resources Ltd. (including their subsidiaries and branches), accounted for 56.6%, 15.6% and 10.3%, respectively, of our total revenues in 2008. Evergrande accounted for 46.9% of our total revenues for the six months ended June 30, 2009, while no other client accounted for more than 10% of our total revenues during such period. Neither Shanghai Urban Development (Group) Co., Ltd. nor Sky East Resources Ltd. has sought further services from us in 2009 to date. While our overall revenues continued to grow in the first half of 2009 as compared to the same period in 2008 despite these two developers not renewing or entering new contracts with us in 2009, there remains the risk that if we fail to continue to secure large contracts from existing, new or former clients, our revenues, results of operations and financial condition may be materially and adversely affected. In addition, whether or not we secure new large contracts or renew existing large contracts may also contribute to fluctuations in our revenues, which may make it difficult to predict our results of operations from period to period.

     Generally, we maintain business relationships with national and regional real estate developers’ local subsidiaries or branches, and enter into individual contracts with each subsidiary or branch. However, in limited cases, such as our relationship with Evergrande, we maintain the business relationship with the headquarters of the real estate developer. We entered into a strategic cooperation agreement in December 2007 with Evergrande. Under this agreement, we were engaged as the exclusive provider of real estate information system and market consulting services to 37 of Evergrande’s real estate projects under development for one year. In December 2008, Evergrande renewed the strategic cooperation agreement for an additional year, again for 37 of Evergrande’s real estate projects under development. Evergrande could refuse to renew the agreement with us upon expiration of its term in December 2009, terminate the agreement before its expiration, substantially reduce its business with us in the future, or become unable or refuse to pay our fees or continue to engage our services due to financial difficulties it may experience or for other reasons. If any of the foregoing occurs, our results of operations and financial condition would be materially and adversely affected.
     We may not be able to successfully execute our growth strategy of expanding our client base and increasing the average spending of our clients on our services, which could have a material adverse effect on our results of operations and prospects.
     To continue to grow our revenues derived from our services, we will need to expand our client base and increase the average spending of our clients on our services. These efforts will involve aggressively marketing our services to real estate developers and also other client groups, such as governmental agencies, universities, research institutes and financial institutions, and promoting additional, premium services to our existing clients. Our CRIC system may not be well received by our targeted prospective clients, or we may not be successful in selling additional, premium services to our existing clients. If our efforts to expand our client base and increase the average spending of our clients on our services are not successful, our results of operations and prospects could be materially and adversely affected.
     We may not be able to successfully execute our strategy of expanding into new geographical markets in China, which may have a material adverse effect on our business, results of operations and prospects.
     We currently provide real estate information, consulting and advertising services in 56 cities in China and plan to expand our operations to more cities. Expanding into new geographical markets imposes additional burdens on our research, systems development, sales, marketing and general managerial resources. As China is a large and diverse market, client trends and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our results of operations may be materially and adversely affected. In addition, if we incur significant costs to expand data coverage for our existing markets but are not successful in marketing and selling our services in these markets, our data expansion efforts may have a material adverse effect on our financial condition by increasing our expenses without increasing our revenues.
     We are not likely to sustain the high growth rate we have experienced up to now; if we cannot manage our growth effectively and efficiently, our results of operations and profitability could be materially and adversely affected.
     Our revenues have grown significantly in a relatively short period of time. We have experienced substantial growth since 2006, when E-House began to commercialize the CRIC system in select cities to provide real estate information services. Our revenues increased from $5.4 million in 2006 to $8.2 million in 2007 and $50.0 million in 2008 and increased from $19.3 million for the six months ended June 30, 2008 to $31.2 million for the six months ended June 30, 2009. Over the same years, we increased the number of cities covered by our CRIC system from five as of December 31, 2006 to 22 as of December 31, 2007 and 54 as of December 31, 2008. The number of our clients increased from 46 in 2006 to 294 in 2007 and 1,599 in 2008.
     We intend to continue to expand our operations. We are not likely, however, to sustain a similar growth rate in revenues or net income in future periods due to a number of factors, including, among others, the greater difficulty of growing at sustained rates from a larger revenue base and the potential increases in costs and expenses as a stand-alone public company. Accordingly, you should not rely on our historical growth rate as an indication of our future performance.
     Our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the quality of our CRIC system and related services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in the quality of our information and consulting services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified personnel, particularly as we expand into new markets. As our operations expand into more cities throughout China, we will face increasing challenges in managing a large and geographically dispersed group of employees. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. As a result, our reputation, business and operations may suffer.
     Our business is susceptible to fluctuations in the real estate market of China, which may materially and adversely affect our revenues and results of operations.
     Our business depends substantially on the conditions of the real estate market in China. Demand for private residential real estate in China has grown rapidly in the past decade but such growth is often accompanied by volatility in market conditions and fluctuations in real estate prices. For example, following a period of rising real estate prices and transaction volume in most major cities from 2003 to 2007, the industry experienced a downturn in 2008, with transaction volume in many major cities declining significantly compared to 2007. Average selling prices also declined in many cities during 2008. Fluctuations of supply and demand in China’s real estate market are caused by economic, social, political and other factors.
     Since early 2009, China’s real estate market has rebounded and many cities have experienced increases in real estate prices and transaction volumes. This rebound has coincided with a sharp rise in the volume of bank loans as part of China’s response to the global economic crisis. Bank regulators in China have expressed concern about excessive lending for real estate investments. Excessive development fueled by cheap credit could cause an oversupply of inventory leading to a significant market correction, which could materially and adversely affect the business of our developer clients. On the other hand, any efforts by bank regulators to curb excessive lending, if taken too far, might prevent developers from raising funds they need to start new projects.
     To the extent fluctuations in the real estate market significantly affect demand for real estate information and consulting services from our clients, which are primarily real estate developers, our revenues and results of operations may be materially and adversely affected.
     The real estate information and consulting services sector in China is relatively new and rapidly evolving. If our business model proves to be inappropriate or suboptimal or if new competitors emerge to better serve the real estate industry, our business may be materially and adversely affected.
     The real estate information and consulting services sector in China is relatively new and rapidly evolving, and we cannot predict how this industry will develop in the future. The development of the real estate information and consulting services sector will depend to a large extent on continued and growing demand by real estate developers and other industry participants for such services. Our business model may prove to be inappropriate or suboptimal as the industry develops. In addition, new competitors may emerge that are better adapted to serve the real estate industry as it evolves, which could cause us to lose market share in key market segments. Any failure on our part to adapt to changes in the real estate information and consulting services sector may materially and adversely affect the growth of our business.

     Our results of operations may fluctuate or otherwise be materially and adversely affected due to seasonal variations and the project-by-project nature of some of our real estate consulting projects.
     Our operating income and earnings have historically been substantially lower during the first quarter than other quarters. This results from the relatively low level of real estate activities during the winter and the Chinese New Year holiday period, which falls within the first quarter each year.
     We generated a majority of our total revenues from services provided to real estate developers in 2006, 2007, 2008 and the six months ended June 30, 2009. We expect to continue to rely on real estate developers to generate a significant portion of our revenues for the foreseeable future. Revenues from our services to real estate developers, especially revenues from our consulting services, are typically generated on a project-by-project basis. For some of our consulting projects in relation to land acquisition and property development, we agree to a fixed fee arrangement conditional upon the delivery of a final product, such as closing a land acquisition transaction or providing a market study report. We recognize revenues on this type of consulting projects when we have completed our performance obligations under the service contract, the customer accepts the contract deliverable and the payment terms are no longer contingent. Because such projects may take anywhere from a month to a year to perform, the timing of recognition may cause fluctuations in our quarterly revenues and even our annual revenues. Furthermore, difficulty in predicting when these projects will begin and how long it will take for us to complete them makes it difficult for us to forecast revenues and maintain appropriate working capital levels, which could cause short-term financing problems.
     Our business is sensitive to the current global economic crisis. A severe or prolonged downturn in the global economy could materially and adversely affect our business and results of operations.
     Recent global market and economic conditions have been unprecedented and challenging with recession in most major economies persisting in 2009. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, the availability and cost of credit, and the global housing and mortgage markets have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected business and consumer confidence and contributed to volatility of unprecedented levels.
     The Chinese economy also faces challenges. The stimulus plans and other measures implemented by the Chinese government may not work effectively or quickly enough to maintain economic growth in China or avert a severe economic downturn. If economic growth slows or an economic downturn occurs, real estate development may slow and real estate developers may spend less on real estate information and consulting services, which may materially and adversely affect our business and results of operations.
     If we are not able to obtain and maintain accurate, comprehensive and reliable data in our CRIC system, we could experience reduced demand for our services.
     Our success depends on our clients’ confidence in the accuracy, comprehensiveness and reliability of the data contained in our CRIC system. The task of establishing and maintaining accurate and reliable data is challenging. We rely on third-party data providers for a significant amount of the information in our CRIC system. While we attempt to ensure the accuracy of our data by using multiple sources and performing quality control checks, some of the data we are provided may be inaccurate. If our data, including the data we obtain from third parties, is not current, accurate, comprehensive or reliable, we could experience reduced demand for our services or legal claims by our customers, which could adversely affect our business and financial performance. Our staff use integrated standard internal processes to update our CRIC system. Any inefficiencies, errors or technical problems with related applications could reduce the quality of our data, which may result in reduced demand for our services and a decrease in our revenues.

     Technical problems that affect our customers’ ability to access our services, or temporary or permanent outages of our computers, software or telecommunications equipment, could lead to reduced demand for our services, lower revenues and increased costs.
     A significant portion of our business is conducted over the Internet and through the use of software applications. As a result, our business depends upon the satisfactory performance, reliability and availability of our software applications, especially our CRIC system software, the Internet and telecommunications services we use. Problems with our CRIC system, the Internet or the services provided by our telecommunications service providers could result in slower Internet connections for our customers or interfere with our customers’ access to our services. If we experience technical problems in delivering our services, we could experience reduced demand for our services, lower revenues and increased costs.
     In addition, our operations depend on our ability to protect our database, computers and software, telecommunications equipment and facilities against damage from potential dangers such as fire, power loss, security breaches, computer viruses and telecommunications failures. Our computer servers perform automatic data backup on a daily basis. In addition, we periodically conduct manual backup of all data onto CDs and store the CDs in a secure off-site location. We also monitor our CRIC system in an effort to detect and prevent unauthorized access and to provide reliable access to our clients. Our main servers are located in the Internet data centers of the local telecommunications carrier in Shanghai. If our main servers go down, our backup servers are designed to be up and running within 30 minutes. Any temporary or permanent loss of one or more of these systems or facilities from an accident, equipment malfunction or some other cause could harm our business. If we experience a failure that prevents us from delivering our services to clients, we could experience reduced demand for our services, lower revenues and increased costs.
     We may not be able to achieve the benefits we expect from recent and future acquisitions and business partnerships, which may have an adverse effect on our ability to manage our business prospects.
     Strategic acquisitions and business partnerships have been, and may continue to be, an important factor in the growth and success of our business. For example,
•	in September 2008, we acquired a 60% interest in Wushi Consolidated (Beijing) Advertising Media Co. Ltd., or Wushi Advertising, a provider of real estate advertising design services;

•	in October 2008, we acquired Guangzhou Integrated Residential Building Industry Facility Co., Ltd., or Guangzhou Integrated, a provider of real estate consulting and training services; and

•	in July 2009, we acquired a 90% interest in Shenzhen Fangyou Software Technology Co., Ltd., or Fangyou Software, a software company specializing in the development of software management systems for real estate agencies and brokers.
     These and any future acquisitions and business partnerships may expose us to potential risks, including, among other things:
•	unidentified issues not discovered in our due diligence process, such as hidden liabilities and legal contingencies;

•	distraction of management’s attention from normal business operations during the integration process;

•	failure to effectively integrate acquired assets and talent into our corporate structure and culture;

•	diversion of resources from our existing businesses and technologies; and

•	failure to realize the synergies expected from the acquisitions or business partnerships.

     In addition, we may fail to identify or secure suitable acquisition and business partnership opportunities or our competitors may capitalize on such opportunities before we do. Moreover, identifying such opportunities could demand substantial management time and resources, and negotiating and financing acquisitions and business partnerships involve significant costs and uncertainties. If we fail to continue to successfully source, execute and integrate acquisitions and business partnerships in the future, our overall growth could be impaired, and our results of operations could be adversely affected.
     For risks relating to our acquisition of SINA’s online real estate business, see “Risks Related to Our Acquisition of SINA’s Online Real Estate Business and Our Combined Real Estate Internet Operations.”
     A decrease in demand for advertising services in general, and for our real estate advertising services in particular, could materially and adversely affect our ability to generate advertising revenues, which in turn could adversely affect our financial condition and results of operations.
     Demand for our advertising services is particularly sensitive to changes in general economic conditions and the real estate sector, and real estate advertising expenditures typically decrease during periods of economic downturn. Real estate developer advertisers may also reduce their spending on our advertising services for a number of other reasons, including:
•	a decline in the number of their new development projects or temporary or more permanent halts to development projects under construction in the cities in which we operate;

•	a decline in economic conditions in the cities in which we operate;

•	a decision to shift advertising expenditures to other available advertising media; and

•	a decline in advertising spending in general.
     A decrease in demand for advertising services in general, and for our real estate advertising services in particular, could materially and adversely affect our ability to generate advertising revenues, which in turn could adversely affect our financial condition and results of operations.
     Our business may be materially and adversely affected by government measures affecting China’s real estate industry.
     The real estate industry in China is subject to government regulations. Until 2008, the real estate markets in a number of major cities in China had experienced rapid and significant growth. Before the global economic crisis began to affect major economies worldwide in 2008, the PRC government had adopted a series of measures to restrain what it perceived as unsustainable growth and speculation in the PRC real estate market. From 2003 to 2007, the PRC government introduced a series of specific administrative and credit-control measures including, but not limited to, setting minimum down payment requirements for residential and commercial real estate transactions, limiting availability of mortgage loans, and tightening governmental approval process for certain real estate transactions. For example, in 2006, the State Council and other related government agencies introduced regulations that increased mandatory minimum down payment from 20% to 30% of the purchase price for properties with a floor area of more than 90 square meters and imposed a business tax on total proceeds from the resale of properties held for less than five years.
     Since 2008, the PRC government has relaxed such restrictions and introduced measures aimed at stimulating residential property purchases by individuals and stabilizing the real estate market. On October 22, 2008, the Ministry of Finance, the State Administration of Taxation and the People’s Bank of China lowered transaction taxes, minimum down payment requirements, and the mortgage interest rate for certain residential real estate transactions. In December 2008, the General Office of the State Council promulgated rules that exempted certain residential real estate transactions from business tax.

     However, despite the recent government measures aimed at maintaining the long-term stability of the real estate market, the PRC government may adopt new measures in the future that may result in short-term downward adjustments and uncertainty in the real estate market. Our business may be materially and adversely affected as a result of decreased transaction volumes or real estate prices that may follow these adjustments or market uncertainty, which may in turn negatively affect real estate developers’ business and reduce their demand for real estate information and consulting services.
     Failure to enhance our brand recognition could have a material adverse effect on our business and results of operations.
     We have benefited from the strong brand recognition of E-House in China. We have yet to establish an equally well-recognized brand separate from the E-House brand within the real estate industry in China. We will need to expend significant time, effort and resources to continue to enhance our brand recognition and our own independent identity. Developing our brand is integral to our sales and marketing efforts. If we fail to enhance our brand recognition, it could have a material adverse effect on our ability to acquire new clients and thus affect our business and results of operations. In addition, while we expect to derive significant benefit from our acquisition of SINA’s online real estate business and close affiliation with SINA, given the strength of SINA’s brand in China, it is possible that the SINA brand may hinder our ability to grow the CRIC brand as an independent and successful brand that can stand alongside, and not be eclipsed by, the SINA and E-House brands. Furthermore, as we promote the SINA, E-House and CRIC brands together as they relate to our business, any negative publicity or damage to the SINA or E-House brand, even if as a result of events unrelated to our business, could adversely impact our CRIC brand.
     If we fail to develop a positive public image and reputation, our existing business with our clients could decline and we may fail to develop additional business, which could in turn adversely affect our prospects and results of operations.
     We may face increased competition and, if we are unable to compete successfully, our financial condition and results of operations may be harmed.
     The real estate information and consulting services sector in China is at an early stage of development and is highly fragmented. As such industry develops, we may face increased competition. Competition in this industry is primarily based on the quality, breadth and depth of the underlying database, client service and support, industry expertise and reputation of the research and consulting professionals, quality and breadth of the services offered, brand recognition and overall client experience.
     In the real estate information service sector, we compete with both national and local real estate information service providers, including Soufun.com, an Internet real estate portal that primarily targets consumers but also provides real estate market data as part of its service offerings. In the real estate consulting service market, we compete with international real estate consulting companies, such as DTZ, CB Richard Ellis and Jones Lang LaSalle, domestic real estate consulting companies, such as World Union Real Estate Consultancy (China) Ltd., and individual consulting brands.
     The advertising industry is relatively developed in China. Our real estate advertising business faces intense competition in both our advertising design and sales services areas. In the area of advertising design services, we compete with local advertising design firms in places where we have operations. In the area of advertising sales services, we compete with both national and local advertising agencies.
     We may not be able to continue to compete effectively with our existing competitors, maintain our current fee arrangements, or compete effectively with new competitors in the future. In addition, some of our competitors have more financial and other resources than we do. If we fail to compete effectively, our business operations and financial condition will suffer.

     Substantial defaults by our clients on accounts receivable could have a material adverse effect on our business, results of operations and financial condition.
     Our accounts receivable as of June 30, 2009 were $13.2 million, representing 42.2% of our total revenues for the six months ended June 30, 2009. Although the service agreements with our developer clients are generally silent in this regard, we typically settle the payments for consulting services with our developer clients after the completion of the consulting projects, which generally last several months. Therefore, our working capital levels are affected by the time lag between the time we provide services, bill our clients and collect the payments owed to us, which is reflected in our accounts receivable and has from time to time resulted in negative operating cash flows. Receivables from the two clients with the largest accounts receivable outstanding as of June 30, 2009, namely Xi’an ChanBa Construction and Development Co., Ltd. and Shanghai Dingtong Investment Co., Ltd., accounted for 33.6% of our total accounts receivable as of that date. If these or other clients which owe us accounts receivable were to become insolvent or otherwise unable to pay for our services or make payments in a timely manner, our liquidity would be adversely affected and we would have to write off accounts receivable or increase provisions made against our accounts receivable, any of which could adversely affect our business, results of operations and financial conditions.
     If we fail to hire, train and retain qualified managerial and other employees, our business and results of operations could be materially and adversely affected.
     We place substantial reliance on the real estate industry experience and knowledge of our senior management team as well as their relationships with other real estate industry participants. Mr. Xin Zhou, our co-chairman and chief executive officer, is particularly important to our future success due to his substantial experience and reputation in the real estate industry. Mr. Zuyu Ding, our co-president, has also been instrumental in growing our business due to his substantial experience in the areas of real estate—related research and technology. Mr. Jun Luo, our co-president, has been the general manager of SINA’s online real estate business since 2007 and has extensive experience in China’s Internet industry. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of the services of one or more members of our senior management team due to their departure, or otherwise, could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected.
     Our information and consulting services are supported and enhanced by a team of research staff. They are critical to maintaining the quality and consistency of our services and our brand and reputation. It is important for us to attract qualified employees who have experience in real estate research, information and consulting, and are committed to our service approach. There may be a limited supply of qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must also provide continuous training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may deteriorate in one or more of the markets where we operate, which may cause a negative perception of our brand and adversely affect our business.
     Any failure to protect our brand, trademarks, software copyrights, trade secrets and other intellectual property rights could have a negative impact on our business.
     We believe our brand, trademarks, software copyrights, trade secrets and other intellectual property rights are critical to our success. Although we have applied for trademark registration of “CRIC” and other related trademarks in China, we may not be able to register such trademarks, or register them with the scope we seek. Any unauthorized use of our brand, trademarks, software copyrights, trade secrets and other intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.
     The success of our business depends in large part on the intellectual property involved in our methodologies, databases, services and software. We rely on a combination of trade secret, copyright, trademark and other laws, nondisclosure and non-competition provisions, license agreements and other contractual provisions and technical measures to protect our intellectual property rights. However, current law may not provide adequate protection of our intellectual property, including databases and the actual data.
     In addition, legal standards relating to the validity, enforceability and scope of protection of proprietary rights in Internet-related businesses are uncertain and evolving, and we cannot assure you of the future viability or value of any of our proprietary rights in Internet-related businesses. As the right to use Internet domain names is not rigorously regulated in China, other companies have incorporated in their domain names elements similar in writing or pronunciation to our trademarks and domain names. This may result in confusion between those companies and our company and may lead to the dilution of our brand value, which could adversely affect our business. Our business could be significantly harmed if we are not able to protect our content and our other intellectual property.
     Copyright infringement and other intellectual property claims against us may adversely affect our business and our ability to operate our CRIC system.
     We have collected and compiled in our CRIC system real estate—related news articles, reports, floor plans, architectural drawings, maps and other documents and information prepared by third parties. Because the content in our database is collected from various sources and distributed to others, we may be subject to claims for breach of contract, defamation, negligence, unfair competition, copyright or trademark infringement, or claims based on other theories. Although we do not use the information we obtain from clients during the course of providing real estate consulting services, the same information derived from other sources may be found in our database. In such cases, we could be subject to breach of confidentiality or similar claims, whether or not having merit, by those clients. We could also be subject to claims based upon the content that is displayed on our websites or accessible from our websites through links to other websites or information on our websites supplied by third parties.
     We have in the past been subject to claims by individuals claiming rights in certain of the maps, drawings and documents made available on the CRIC system or otherwise provided to our clients. Any lawsuits or threatened lawsuits in which we are involved, either as a plaintiff or as a defendant, could cost us a significant amount of time and money and distract management’s attention from operating our business. Any judgments against us in such suits, or related settlements, could have a material impact on our ability to operate or market our CRIC system, harm our reputation and have a material adverse affect on our results of operations. If a lawsuit against us is successful, we may be required to pay damages or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. As a result, the scope of the data we offer to our clients could be reduced, or our methodologies or services could change, which may adversely affect the usefulness of our CRIC system and our ability to attract and retain clients.
     Failure to obtain or keep requisite licenses and permits for our business operations may subject us to significant financial penalties and other government sanctions.
     Due to the broad geographic scope of our operations and the variety of services we provide, we are subject to numerous national, regional and local laws and regulations specific to the services we perform, including laws and regulations that set forth requirements to hold various licenses and permits. These laws and regulations are subject to interpretation and implementation by local authorities that may vary from place to place and from time to time, and we may be required to obtain licenses and permits we do not currently hold.
     Currently we provide access to our CRIC database through the Internet. If relevant PRC governmental authorities deem this to be provision of Internet information services under applicable PRC laws and regulations, they may require us to obtain a value-added telecommunications business operating license, or ICP license, to continue to provide access to our CRIC database through the Internet. We believe, based in part on communications with relevant Shanghai governmental authorities, that our current real estate information services business does not require us to obtain an ICP license because access to the CRIC database is not offered to the general public. However, if relevant PRC governmental authorities require us to hold an ICP license for this business as currently conducted, Shanghai CRIC Information Technology Co., Ltd. (“Shanghai CRIC”), our main operating subsidiary, could be subject to fines and penalties relating to operating this business without the proper license. Moreover, because wholly foreign-owned enterprises such as Shanghai CRIC are not permitted to obtain an ICP license, we would need to restructure our operations to carry out our real estate information services business through the same type of contractual arrangements through which we operate our advertising services business and will operate our real estate Internet business. Our real estate information services business would then be subject to the risks associated with this contractual arrangement structure described in “Risks Related to Our Corporate Structure.”
     In addition, relevant PRC authorities may deem certain of Shanghai CRIC’s business activities involving the collection of data for our CRIC database to be “market survey” activities. In such a case, because wholly foreign-owned enterprises such as Shanghai CRIC are not permitted to engage in “market survey” activities in China, Shanghai CRIC could be subject to fines and penalties and we would be required to restructure our operations to have one of our consolidated affiliated entities holding a business license with such business scope in its business license to undertake these activities.
     If we fail to properly obtain or maintain the licenses and permits or complete the filing and registrations required to conduct our business, our affected subsidiaries, consolidated affiliated entities and branch offices in China may be warned, fined, have their licenses or permits revoked, or ordered to suspend or cease providing certain services, or subject to other penalties, sanctions and liabilities.
     Any natural or other disasters, including outbreaks of health epidemics and other extraordinary events could severely disrupt our business operations.
     Our operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquakes, fire, floods, environmental accidents, power loss, communications failures and similar events. On May 12, 2008, a severe earthquake occurred in Sichuan province of China, resulting in significant casualties and property damage and a sharp decline in real estate transactions in the affected areas. If any other disaster or extraordinary events were to occur in the future, our ability to operate our business could be seriously impaired.
     Our business could be materially and adversely affected by the outbreak of influenza A (H1N1), commonly referred to as “swine flu,” avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. A recent outbreak of swine flu in North America could spread to China and there have been a number of confirmed cases of swine flu in China. Any prolonged occurrence of swine flu, avian influenza, SARS or other adverse public health developments in China could severely disrupt our staffing and otherwise reduce the activity levels of our work force, thus causing a material and adverse effect on our business operations.
     We do not have any business liability, disruption or litigation insurance, and any business disruption or litigation we experience might result in our incurring substantial costs and diversion of resources.
     The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for fire insurance, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation may result in our incurring substantial costs and diversion of resources.
Risks Related to Our Acquisition of SINA’s Online Real Estate Business and
Our Combined Real Estate Internet Operations
     There may be risks inherent in our acquisition of SINA’s online real estate business.
     Although we have beneficially owned 34% of China Online Housing Technology Corporation (“China Online Housing”) since its establishment and have conducted due diligence with respect to our acquisition of SINA’s online real estate business, there may still be unidentified issues and hidden liabilities, which could have a material adverse effect on our business, financial condition and results of operations. While SINA has made extensive representations and warranties to us regarding the business we are acquiring, and we are entitled to seek indemnification from SINA for any breach of those representations and warranties, actions to seek indemnification or enforce indemnification could be costly and time-consuming and may not be successful. Moreover, our ongoing business partnership with SINA may discourage us from seeking such indemnification.
     Our acquisition of SINA’s online real estate business may not yield the benefits we anticipate, which could materially and adversely affect our business and results of operations.
     We expect substantial synergies between our operations and SINA’s online real estate business. We also intend to integrate our recently launched real estate websites with SINA’s real estate websites. However, we may encounter difficulties in integrating acquired operations, services, corporate culture and personnel into our existing business and operations. These activities may divert significant management attention from existing business operations, which diversion may harm the effective management of our business. In addition, this acquisition would require that our management develop expertise in new areas, manage new business relationships and attract new types of customers. Failure to generate the synergies we anticipate from the combination of our current operations and SINA’s online real estate business could materially and adversely affect our business and results of operations.
     We will incur non-cash charges in relation to our acquisition of SINA’s online real estate business, which will have a material adverse impact on our results of operations.
     In connection with our acquisition of SINA’s online real estate business, we acquired certain intangible assets from SINA and grant options to certain employees of SINA who have joined or will join us. As a result, we will incur substantial non-cash charges arising from amortization of intangible assets recorded at fair value and share-based compensation, which would materially and adversely affect our results of operations for the quarterly and annual periods.
     In addition, we expect to allocate a significant portion of our purchase price for SINA’s online real estate business to goodwill, representing the excess of such purchase price over the fair value of net tangible assets and the identifiable intangible assets of the acquired business. We perform a goodwill impairment test annually and evaluate intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We may incur significant impairment expenses in relation to the intangible assets or to goodwill attributable to the acquisition from time to time in the future, which may materially and adversely affect our results of operations.
     We have no experience in operating a real estate Internet business as a stand-alone company and will rely on our cooperation with SINA to a large extent. If we fail to maintain our relationship with SINA in relation to our real estate Internet operations, our business and results of operations could be materially and adversely affected.
     We do not have experience in operating a real estate Internet business as a stand-alone company. To a large extent, the future operations and revenues of our real estate Internet business will rely on our cooperation with SINA. The domain names of the major websites of the acquired online real estate business will be owned by SINA and licensed to us, and we expect a significant proportion of users of these websites to link to them through SINA’s other websites. Under an advertising agency agreement between us and SINA, we will be the exclusive agent of SINA for selling advertising to the real estate advertisers. Although China Online Housing and SINA have entered into an advertising agency agreement, a domain name and content license agreement, a trademark license agreement and a software license and support services agreement, we may not receive the same level of support from SINA as SINA’s online real estate business did prior to the acquisition. If for any reason SINA terminates the advertising agency agreement or any other of these foregoing agreements or otherwise reduces its support for our online real estate operations, our business and results of operations may be materially and adversely affected.

     Any negative development in SINA’s market position, harm to SINA’s brand or SINA’s operations, or regulatory actions or legal proceedings affecting SINA’s intellectual properties on which our real estate Internet business relies, could materially and adversely affect our business and results of operations due to our dependence on SINA for our Internet operations.
     The marketing and promotion of our real estate Internet business will benefit significantly from our association with the SINA brand. Any negative development in SINA’s market position or brand recognition may materially and adversely affect our marketing efforts and the popularity of our real estate Internet business. We expect to derive a significant proportion of the revenues of our real estate Internet business from selling advertising on SINA’s channels other than the real estate and home furnishing channels or SINA’s non-real estate channels, under our advertising agency arrangement with SINA. Any negative development in SINA’s Internet operations or attractiveness to users or advertisers may materially and adversely affect our business and results of operations. Moreover, as our real estate Internet operations will continue to rely on certain domain names, trademarks, contents, software and other intellectual properties licensed to us by SINA, any regulatory actions or legal proceedings against SINA related to such domain names, contents and other intellectual properties could have a significant impact on our ability to operate our real estate Internet business.
     If the online advertising market fails to grow as quickly as expected, or if we fail to implement our growth strategies for our real estate Internet operations, our business will be materially and adversely affected.
     Our real estate Internet operations will rely on online advertising as its main source of revenue. However, online advertising in China is still a relatively new business and many of our potential advertising clients have limited experience using the Internet for advertising purposes. In particular, advertisers in the real estate sector in China have traditionally relied more heavily on other advertising media, such as newsprint, magazines and outdoor advertising. If the Internet does not continue to develop as a viable marketplace for real estate and home—related contents and information, our online advertising business may be negatively affected.
     Even if the online advertising market in China does continue to grow, if we fail to implement our growth strategies for our real estate Internet operations, our business may not grow as quickly as we expect. Our future growth depends on our ability to attract and retain employees who understand both the real estate industry and the online advertising industry, to increase the user traffic of our websites, to develop new advertising offerings and increase marketing effectiveness, to increase fees we can charge for online advertising, and to maintain and enhance relationships with our advertising clients. The current and potential clients of our real estate Internet business may choose not to advertise on our websites if they do not perceive our online advertising services to be effective or our user demographics to be desirable.
     Failure to maintain or expand the number and quality of property listings on our real estate Internet websites, and our reliance on local business partners to source these listings, could materially and adversely affect our business and results of operations.
     We believe having a large number of high-quality property listings attracts users to our real estate Internet websites, thereby enhancing its attractiveness to advertisers and other real estate market participants. In addition to its own on-the-ground capabilities, SINA’s online real estate business has been relying on local business partners to develop primary property listings. It has also engaged third parties to provide secondary and rental property listing data, and uses the database in our CRIC system for its property listings. We expect that our real estate Internet operations will continue to rely on local business partners or other third parties to source property listings. However, these business partners or third party information providers may for certain reasons terminate their agreement with us or otherwise cease providing property listings to us. Moreover, we have limited control over these business partners, and actions by them could harm our business reputation or otherwise negatively affect our business. If our real estate Internet business experiences reduced listings or if our websites are perceived to be less attractive or popular among real estate market participants, the competitive position of our real estate Internet business could be significantly weakened and our business, financial condition and results of operations may be materially and adversely affected.

     SINA’s online real estate business has relied on a limited number of advertising agencies, which reliance may materially and adversely affect the results of operations and financial condition of our real estate Internet business.
     SINA’s online real estate business has relied on a limited number of advertising agencies for a significant majority of its revenues. For the nine months ended on December 31, 2008 and six months ended June 30, 2009, the three largest advertising agencies of SINA’s online real estate business, namely Beijing Jiahua Hengshun Media Advertising Company Limited, Shanghai Xindu Advertising Media Company Limited and Shangtuo Zhiyang International Advertising (Beijing) Company Limited, accounted for over 75% and 65% of its advertising revenues, respectively. In the future, these advertising agencies may not continue to engage our services at the same level, or at all. Should these advertising agencies terminate or substantially reduce their business with our real estate Internet operations and we fail to find alternative clients to provide us with revenue generating business or they are unable to timely pay on their receivables outstanding, the results of operations and financial condition of our real estate Internet business may be materially and adversely affected.
     If our real estate Internet business fails to compete successfully against its existing or future competitors, our financial condition and results of operations may be materially and adversely affected.
     Our real estate Internet business will face significant competition from other companies in each of its primary business activities. In particular, the online real estate services markets in China may become increasingly competitive. The barriers to entry for establishing Internet-based businesses are low, making it possible for new competitors to proliferate rapidly. We expect more companies to enter the online real estate services industry in China and a wider range of online real estate services to be introduced. As the online real estate services industry in China is relatively new and constantly evolving, existing or future competitors of our real estate Internet business may be better able to position themselves to compete as the industry matures. In particular, any of these competitors may offer products and services that provide significant performance, price, scope, creativity or other advantages over those offered by our real estate Internet business. These products and services may weaken the market strength of our brand name and achieve greater market acceptance than those of our real estate Internet operations. Increased competition in the online real estate services industry in China could make it difficult for our real estate Internet business to retain existing clients and attract new clients, and could force us to reduce our fee rates. The current competitors of SINA’s online real estate business include certain vertically-integrated real estate Internet websites, such as Soufun.com, and real estate channels of Internet portals in China, such as Sohu.com Inc.’s focus.cn, which provide, among other things, competing real estate–related content and advertising services. These websites may have a larger user base, better brand recognition or stronger market influence. It is also possible that websites with large traffic may decide to provide real estate–related listing and other advertising services. In addition, regionally and locally focused websites providing regional real estate listings together with localized services have offered and may continue to offer strong competition in the regions that we operate. Moreover, any of the existing or future competitors of our real estate Internet business may receive investments from or enter into other commercial or strategic relationships with larger and well-established companies and therefore obtain significantly greater financial, marketing and content licensing and development resources than our real estate Internet business has. Our real estate Internet business may not be able to charge higher fees for online advertising due to existing and potential competition. If our real estate Internet business is unable to compete effectively in the online real estate services markets in China, our financial condition and results of operations could be materially and adversely affected.
     If we fail to obtain ICP licenses for the operation of www.dichan.com, fy.dichan.com and www.winfang.com, we may not be able to commercialize these three websites in the future due to PRC restrictions on foreign ownership in Internet information services, which could materially and adversely affect our business and results of operations.
     Applicable PRC laws and regulations classify Internet information services as value-added telecommunication services and further divide them into commercial Internet information services and non-commercial Internet information services. Providers of commercial Internet information services are required to obtain an operating license, or ICP license, from the Ministry of Industry and Information Technology or its relevant provincial counterparts, whereas providers of non-commercial Internet information services are only required to make a filing with the local counterpart of the Ministry of Industry and Information Technology. Shanghai CRIC is currently operating www.dichan.com; Fangyou Software, being 90% owned by Shanghai CRIC, operates fy.dichan.com; and

Guangzhou Integrated, a wholly-owned subsidiary of Tian Zhuo Advertising, operates www.winfang.com. Although the required filings have been made with the relevant government authorities, no ICP license has been obtained for the operation of these three websites as we have not commercialized them.
     However, we plan to charge certain fees in the future for using these websites to conduct real estate–related transactions. We will not be able to do so if we fail to obtain ICP licenses for these websites. If for any reason we fail to obtain ICP licenses for the three websites, we will not be able to generate revenues from these websites as anticipated and our business and results of operations may be materially and adversely affected.
     If we fail to further expand the online advertising operation of our real estate Internet business outside of Beijing, our growth of revenues, results of operations and business could be materially and adversely affected.
     SINA’s online real estate business has historically relied on the Beijing area for a substantial portion of its revenues. More recently, its revenue growth has been increasingly driven by the expansion of its advertising business outside of Beijing. We plan to continue to expand into geographical areas outside Beijing in order to increase the revenues of our real estate Internet business. However, consumer trends and demands may vary significantly by region and our experience in the Beijing market may not be applicable in other localities outside Beijing. As a result, we may not be able to leverage our experience in Beijing to expand into other areas outside Beijing. When we enter new markets, we may face low levels of acceptance for online advertising in new geographic markets, or intense competition from companies with greater experience or an established presence or from other companies with similar expansion targets. As part of our expansion strategy, we outsource the operation of certain regional websites to local business partners. Actions by these business partners, or a failure by them to comply with relevant laws and regulations, could materially and adversely affect our ability to expand our business or the popularity and reputation of our real estate Internet operations. We may be unable to provide sufficient local content or maintain a sufficient number of local business hosting partners. Therefore, we may not be able to grow our revenues in new cities which we enter into while incurring substantial costs, and our revenue growth, results of operations and online real estate advertising business could be materially and adversely affected.
     The operations of our real estate Internet business could be disrupted by unexpected network interruptions caused by system failures, natural disasters or unauthorized tampering with its systems.
     The continual accessibility of websites and the performance and reliability of the network infrastructure for our real estate Internet business are critical to its reputation and its ability to attract and retain users and advertisers. Any system failure or performance inadequacy that causes interruptions in the availability of its services or increases the response time of its services could reduce the appeal our real estate Internet business to advertisers and consumers. Factors that could significantly disrupt the operations of our real estate Internet business include: inadequate bandwidth, system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures and similar events; software errors; computer viruses, break-ins and similar disruptions from unauthorized tampering with its computer systems; and security breaches related to the storage and transmission of proprietary information, such as credit card numbers or other personal information.
     Our real estate Internet operations have limited backup systems and redundancy. Repeated disruptions or any of the foregoing factors could damage our real estate Internet business’s reputation, require it to expend significant capital and other resources and expose it to a risk of loss or litigation and possible liability. Accordingly, our revenues and results of operations may be materially and adversely affected if any of the above disruptions should occur.
     If any of our subsidiaries or consolidated affiliated entities operating our real estate Internet business fails to obtain or maintain the applicable licenses and approvals required under the complex regulatory environment for Internet-based businesses and advertising businesses in China, our business, financial condition and results of operations could be materially and adversely affected.
     The Internet and advertising industries in China are highly regulated by the PRC government. Various regulatory authorities of the central government, such as the State Council, the Ministry of Industry and Information Technology, the State Administration for Industry and Commerce, the State Press and Publication Administration,

the State Administration of Radio, Film and Television and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the Internet and advertising industries.
     For example, Beijing Yisheng Leju, China Online Housing’s consolidated affiliated entity operating SINA’s online real estate business, is required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide its current services, including an ICP license. These licenses are essential to the operation of SINA’s online real estate business and are generally subject to annual review by the relevant governmental authorities. Advertising is included in the business scope indicated in the business license of Beijing Yisheng Leju, which allows it to provide advertising services. This type of business scope is also essential to the operations of SINA’s online real estate business. In addition, Beijing Yisheng Leju may be required to obtain additional licenses, such as an Internet publication license, an Internet news information services license, an Internet bulletin board service license and an Internet and network transmission video and audio program license, if it is deemed by the government authorities to conduct the relevant businesses. If Beijing Yisheng Leju fails to obtain or maintain any of the required licenses or approvals, its continued business in the Internet and advertising industries may subject it to various penalties, including, but not limited to, confiscation of illegal revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the operations of our real estate Internet business could materially and adversely affect our financial condition and results of operations.
     We could face liability for information on our websites and for products and services sold over our real estate Internet websites.
     In addition to our real estate Internet websites, SINA’s online real estate business provided, and our combined real estate Internet operations provide, third-party content such as real estate listings, links to third-party websites, online advertisements or content provided by users of community-oriented services. China has enacted laws and regulations governing the distribution of news, information or other content, as well as products and services, through the Internet. If any Internet content we provide or will provide on our websites were deemed by the PRC government to violate any such laws or regulations, we would not be able to continue providing such content and could be subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses. We could be held liable for defamation, negligence or other wrongful actions brought by third parties providing such content or operating websites linked to our websites. We may also face assertions that content on our websites or information contained in websites linked to our websites contains errors or omissions, and consumers may seek damages for losses incurred if they rely upon such information.
     SINA’s online real estate business has taken certain precautionary measures in this regard. However, such measures may not be adequate to exonerate it from relevant civil, administrative or criminal liabilities. Any claims, with or without merit, could be time-consuming to defend and result in litigation and significant diversion of management’s attention and resources. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against these claims.
Risks Related to Our Carve-out from E-House and Our Relationship with E-House
     We have no experience operating as a stand-alone public company.
     We were incorporated on August 21, 2008 in the Cayman Islands as a wholly-owned subsidiary of E-House. We have no experience conducting our operations as a stand-alone public company. Prior to our initial public offering, E-House has provided us with tax, accounting, treasury, legal and human resources services, and also has provided us with the services of a number of its executives and employees. As a stand-alone public company we expect E-House to continue to provide us with certain support services, but to the extent E-House does not continue to provide us with such support, we will need to create our own financial, administrative and other support systems or contract with third parties to replace E-House’s systems. We may encounter operational, administrative and strategic difficulties as we adjust to operating as a stand-alone public company, which may cause us to react slower than our competitors to industry changes, may divert our management’s attention from running our business or may otherwise harm our operations.
     In addition, as a public company, our management team will need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to stand-alone public companies, including requirements relating to corporate governance, listing standards and securities and investor relations issues. While we were a subsidiary of E-House, we were indirectly subject to requirements to maintain an effective internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. However, as a stand-alone public company, our management will have to evaluate our internal control system independently with new thresholds of materiality, and to implement necessary changes to our internal control system. We cannot guarantee that we will be able to do so in a timely and effective manner.
     Our financial information included in our prospectus dated October 15, 2009 may not be representative of our financial condition and results of operations if we had been operating as a stand-alone public company.
     The consolidated financial statements included in our prospectus dated October 15, 2009 were prepared on a carve-out basis. We made numerous estimates, assumptions and allocations in our financial information because E-House does not account for us, and we did not operate, as a separate, stand-alone company for any period prior to the completion of our initial public offering.
     Prior to the establishment of Shanghai CRIC in July 2006, the operations of our real estate information and consulting services were carried out by various companies owned or controlled by E-House. For periods both before and after July 2006, our consolidated financial statements include the assets, liabilities, revenues, expenses and changes in shareholders’ equity and cash flows that were directly attributable to our real estate information and consulting services business whether held or incurred by E-House or by us. In cases involving assets and liabilities not specifically identifiable to any particular operation of E-House, only those assets and liabilities transferred to us are included in our consolidated balance sheets. With respect to costs of operations of the real estate information and consulting services business, an allocation of certain general corporate expenses of E-House that are not directly related to the real estate information and consulting services operations and an allocation of certain advertising and other expenses provided by E-House to us were also included. These allocations were made using a proportional cost allocation method based on revenues, expenses and headcount as well as estimates of actual time spent on the provision of services attributable to us. The transactions are measured at the amount of consideration established and agreed to by the related parties. Although our management believes that the assumptions underlying our financial statements and the above allocations are reasonable, our financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone public company during the periods presented. In addition, as a stand-alone public company, we will establish our own financial, administrative and other support systems or contract with third parties to replace E-House’s systems, the cost of which could be significantly different from cost allocation with E-House for the same services. Therefore, you should not view our historical results as indicators of our future performance.
     We may not be able to continue to receive the same level of support from E-House.
     E-House is a leading real estate services company in China, and our real estate information and consulting services business has benefited significantly from E-House’s strong real estate market position in China and its expertise in real estate agency and research. For example, we have benefited from marketing our CRIC system and consulting services to E-House’s developer clients. In addition, E-House’s experienced real estate research team has contributed reports and data to our CRIC system, improving the depth and breadth of the information we can provide our clients.
     Although we have entered into a series of agreements with E-House relating to our ongoing business partnership and service arrangements with E-House, we cannot assure you we will continue to receive the same level of support from E-House as a stand-alone public company. Our current clients and partners may react negatively to our carve-out from E-House. This effort may not be successful, which could materially and adversely affect our business.
     Our agreements with E-House may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our non-competition agreement with E-House limits the scope of business that we are allowed to conduct.
     We have entered into a series of agreements with E-House, and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under the non-competition agreement we have entered into with E-House, we have agreed during the non-competition period (which will end on the later of the three years after E-House no longer owns in aggregate at least 20% of the voting power of our then outstanding voting securities and five years after the date that the registration statement for our initial public offering was first publicly filed with the U.S. Securities and Exchange Commission (the “SEC”)) not to compete with E-House in the business of primary real estate agency services, secondary real estate brokerage services and any other businesses conducted by E-House, as described in its periodic filings with the SEC. Such contractual limitations significantly affect our ability to diversify our revenue sources and may materially and adversely impact our business and prospects should the growth of real estate information and consulting services in China slow down. In addition, pursuant to our master transaction agreement with E-House, we have agreed to indemnify E-House for, among other things, liabilities arising from litigation and other contingencies related to our business and assumed these liabilities as part of our carve-out from E-House. The allocation of assets and liabilities between E-House and our company may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as E-House continues to control us, we may not be able to bring a legal claim against E-House in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.
     Our marketing and promotion have benefited significantly from our association with E-House. Any negative development in E-House’s market position or brand recognition may materially and adversely affect our marketing efforts and the popularity of our brand.
     We are a subsidiary of E-House and continue to be an affiliate of E-House after the offering, as E-House is expected to remain our controlling shareholder. We have benefited significantly from E-House in marketing our services. For example, we have benefited from E-House by providing services to E-House’s clients. We also benefit from E-House’s strong brand recognition in China, which has provided us credibility and a broad marketing reach. If E-House loses its market position, the effectiveness of our marketing efforts through our association with E-House may be materially and adversely affected. In addition, any negative publicity associated with E-House will likely have an adverse impact on the effectiveness of our marketing as well as our reputation and our brand.
     E-House will control the outcome of shareholder actions in our company.
     E-House held 50.04% of our ordinary shares and voting power upon the completion of our initial public offering. E-House has advised us that it does not anticipate disposing of its voting control in us in the near future. E-House’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NASDAQ requirements, including the election and removal of a majority of our board of directors, significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.
     E-House’s voting control may cause transactions to occur that might not be beneficial to you as a holder of ADSs, and may prevent transactions that would be beneficial to you. For example, E-House’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. In addition, E-House is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs. If E-House is acquired or otherwise undergoes a change of control, any acquirer or successor will be entitled to exercise the voting control and contractual rights of E-House, and may do so in a manner that could vary significantly from that of E-House.
     We may have conflicts of interest with E-House and, because of E-House’s controlling ownership interest in our company, may not be able to resolve such conflicts on favorable terms for us.
     Conflicts of interest may arise between E-House and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:
•	Indemnification arrangements with E-House. We have agreed to indemnify E-House with respect to lawsuits and other matters relating to our real estate information and consulting services business, including operations of that business when it was a business unit of E-House. These indemnification arrangements could result in our having interests that are adverse to those of E-House, for example, different interests with respect to settlement arrangements in a litigation matter. In addition, under these arrangements, we have agreed to reimburse E-House for liabilities incurred (including legal defense costs) in connection with any litigation, while E-House will be the party prosecuting or defending the litigation.

•	Non-competition arrangements with E-House. We and E-House have each agreed not to compete with the core business of each other. E-House has agreed not to compete with us in the business of providing real estate information and consulting services, real estate advertising services, and operating business to business and business to consumer Internet websites targeting participants in the real estate industry anywhere in the world. We have agreed not to compete with E-House in primary real estate agency services, secondary real estate brokerage services and any other businesses conducted by E-House, except real estate information and consulting services and related support services.

•	Employee recruiting and retention. Because both E-House and we are based in Shanghai, and both E-House and we are engaged in real estate services in China, we may compete with E-house in the hiring of new employees, in particular with respect to real estate information and research. We have a non-solicitation arrangement with E-House that would restrict either E-House or us from hiring any of the other’s employees.

•	Our board members or executive officers may have conflicts of interest. Mr. Xin Zhou, our co-chairman and chief executive officer, is currently also serving as E-House’s chairman. Some of our board members and executive officers also own shares or options in E-House. E-House may continue to grant incentive share compensation to our board members and executive officers from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for E-House and us.

•	Sale of shares in our company. E-House may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our shareholders, including our employees or our public shareholders.

•	Allocation of business opportunities. Business opportunities may arise that both we and E-House find attractive, and which would complement our respective businesses. E-House may decide to take the opportunities itself, which would prevent us from taking advantage of the opportunity ourselves.

•	Developing business relationships with E-House’s competitors. So long as E-House remains as our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other real estate services companies in China. This may limit our ability to market our services for the best interest of our company and our other shareholders.
     Although our company is a stand-alone public company, we expect to operate, for as long as E-House is our controlling shareholder, as an affiliate of E-House. E-House may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. E-House’s decisions with respect to us or our business may be resolved in ways that favor E-House and therefore E-House’s own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

Risks Related to Our Corporate Structure
     If the PRC government finds that the agreements with our consolidated affiliated entities that establish the structure for operating our advertising services business and real estate Internet business in China do not comply with applicable PRC governmental restrictions on foreign investment, we could be subject to severe penalties.
     PRC laws and regulations currently do not allow foreign entities with less than at least two years of direct experience operating an advertising business outside of China to invest in an advertising business in China. Because we have no direct experience operating an advertising business outside of China, we may not invest directly in a PRC entity that provides advertising services in China, and our PRC foreign-invested subsidiaries may not provide advertising services in China. As such, our real estate advertising business is primarily provided through our contractual arrangements with our consolidated affiliated entity in China, Tian Zhuo Advertising, and its subsidiaries. Tian Zhuo Advertising is 90% owned by Mr. Xin Zhou, our co-chairman and chief executive officer and the chairman of E-House, and 10% owned by Mr. Xudong Zhu, our director. Tian Zhuo Advertising and its subsidiaries provide real estate advertising design services for real estate development projects and may enter into other services related to real estate advertising. We have depended and expect to continue to depend on Tian Zhuo Advertising and its subsidiaries to operate our real estate advertising business. We have entered into contractual arrangements with Tian Zhuo Advertising, pursuant to which we, through Shanghai CRIC, provide technical support and consulting services to Tian Zhuo Advertising. In addition, we have entered into agreements with Tian Zhuo Advertising and its shareholders, which provide us with the substantial ability to control Tian Zhuo Advertising and make us a primary beneficiary of Tian Zhuo Advertising.
     Moreover, PRC laws and regulations currently prohibit foreign investors from holding more than 50% of a foreign-invested telecommunications enterprise that provides Internet information services, which are one type of value-added telecommunications services. Because of such restriction and the above-mentioned restrictions on foreign investment in advertising businesses, China Online Housing is operating www.leju.com and our real estate advertising business and real estate Internet business through a consolidated affiliated entity in China, Beijing Yisheng Leju. Beijing Yisheng Leju is 80% owned by Mr. Xudong Zhu, our director, and 20% owned by Mr. Jun Luo, our co-president. China Online Housing’s wholly-owned indirect subsidiary, Shanghai SINA Leju Information Technology Co., Ltd., or Shanghai SINA Leju, has entered into contractual arrangements with Beijing Yisheng Leju, pursuant to which, Shanghai SINA Leju provides technical support to Beijing Yisheng Leju. In addition, Shanghai SINA Leju has entered into agreements with Beijing Yisheng Leju and its existing shareholders, which provide Shanghai SINA Leju with the substantial ability to control Beijing Yisheng Leju and make it a primary beneficiary of Beijing Yisheng Leju. We operate our real estate Internet business through our contractual arrangements with Beijing Yisheng Leju and its shareholders.
     In the opinion of Fangda Partners, our PRC legal counsel as of October 21, 2009,
•	The ownership structures of Tian Zhuo Advertising and Beijing Yisheng Leju described above are in compliance with existing PRC laws and regulations;

•	The contractual arrangements governed by PRC law between Shanghai CRIC and Tian Zhuo Advertising and its shareholders establishing the corporate structure for operating our PRC advertising services business are valid and binding, will not result in any violation of current PRC laws or regulations, and are enforceable in accordance with their terms; and

•	The contractual arrangements governed by PRC law among Shanghai SINA Leju, Beijing Yisheng Leju, Mr. Xudong Zhu and Mr. Jun Luo, which establish the corporate structure for operating our real estate Internet business, are valid, binding and enforceable in accordance with their terms based on the currently effective PRC laws and regulations, and do not result in any violation of current PRC laws or regulations.
     Our PRC legal counsel has also advised us, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations and there can be no assurance that the relevant PRC regulatory authorities will not in the future take a view that is contrary to the opinion of our PRC legal counsel.
     As part of the contractual arrangements described above, we entered into an equity pledge agreement pursuant to which the two shareholders of Tian Zhuo Advertising pledged their respective equity interests in Tian Zhuo Advertising to Shanghai CRIC. Furthermore, we entered into an equity pledge agreement among Shanghai SINA Leju, Beijing Yisheng Leju, Mr. Xudong Zhu and Mr. Jun Luo, pursuant to which the two shareholders of Beijing Yisheng Leju pledged their respective equity interest in Beijing Yisheng Leju to Shanghai SINA Leju. According to the PRC Property Rights Law, effective as of October 1, 2007, these pledges will be effective upon registration with the relevant local office for the administration for industry and commerce. We are in the process of registering the above pledges with the relevant governmental authorities. Before the completion of the registration procedures of these pledges, we cannot assure you that the effectiveness of these pledges can be recognized in PRC courts if disputes arise regarding the pledged equity interest or that Shanghai CRIC’s interests or Shanghai SINA Leju’s interests as pledgees will prevail over those of third parties.
     If we, Shanghai CRIC, Tian Zhuo Advertising, Shanghai SINA Leju or Beijing Yisheng Leju is found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, which regulates advertising companies, and the Ministry of Industry and Information Technology, which regulates Internet information services companies, would have broad discretion in dealing with such violations, including:
•	revoking the business and operating licenses of our PRC subsidiaries and affiliates;

•	discontinuing or restricting our PRC subsidiaries’ and affiliates’ operations;

•	imposing fines or confiscating the income of our PRC subsidiaries or affiliates;

•	imposing conditions or requirements with which we or our PRC subsidiaries and affiliates may not be able to comply;

•	requiring us or our PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations; or

•	taking other regulatory or enforcement actions that could be harmful to our business.
     The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business, and adversely affect our financial condition and results of operations.
     We rely on contractual arrangements with Tian Zhuo Advertising, Beijing Yisheng Leju and their respective shareholders for a portion of our operations, which may not be as effective as direct ownership in providing operational control.
     We rely on contractual arrangements with Tian Zhuo Advertising, Beijing Yisheng Leju and their respective shareholders to operate our real estate advertising business and real estate Internet business. These contractual arrangements may not be as effective as direct ownership in providing us with control over Tian Zhuo Advertising or Beijing Yisheng Leju. Under these contractual arrangements, as a legal matter, if any consolidated affiliated entity in PRC or its shareholders fail to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective.
     These contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over Tian Zhuo Advertising and Beijing Yisheng Leju, and our ability to conduct our business may be negatively affected.
     The shareholders of Tian Zhuo Advertising and Beijing Yisheng Leju may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
     Tian Zhuo Advertising is jointly owned by Mr. Xin Zhou, our co-chairman and chief executive officer, and the founder and chairman of E-House, and Mr. Xudong Zhu, our director. Conflicts of interests between Mr. Zhou’s role as a shareholder of Tian Zhuo Advertising and his duties to our parent company may arise. We cannot assure you that when conflicts of interest arise, such individual will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, Mr. Zhou may breach or cause Tian Zhuo Advertising and its subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control Tian Zhuo Advertising and its subsidiaries, and receive economic benefits from them. Currently, we do not have existing arrangements to address potential conflicts of interest between Mr. Zhou and our company.
     In addition, the laws of the Cayman Islands and China both provide that a director or member of management owes a fiduciary duty to the company he directs or manages. Mr. Zhou is the chairman and chief executive officer of our parent company, E-House. Mr. Zhou must therefore act in good faith and in the best interests of E-House and must not use his position for personal gain. These laws do not require him to consider our best interests when making decisions as a director or member of management of E-House. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of Tian Zhuo Advertising, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.
     Beijing Yisheng Leju is 80% owned by Mr. Xudong Zhu, our director, and 20% owned by Mr. Jun Luo, our co-president, and they may potentially have the same conflicts of interests as described above.
     Contractual arrangements we have entered into or may enter into with Tian Zhuo Advertising and Beijing Yisheng Leju may be subject to scrutiny by the PRC tax authorities and a finding that we, Tian Zhuo Advertising or Beijing Yisheng Leju owe additional taxes could reduce our net income and the value of your investment.
     Under PRC laws and regulations, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. We could face material and adverse consequences if the PRC tax authorities determine that the contractual arrangements we have entered into with Tian Zhuo Advertising or Beijing Yisheng Leju, do not represent an arm’s-length price and adjust the income of Tian Zhuo Advertising, Beijing Yisheng Leju or their subsidiaries in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expenses deductions recorded by Tian Zhuo Advertising, Beijing Yisheng Leju or their subsidiaries, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our consolidated affiliated entities for under-paid taxes. Our consolidated net income may be materially and adversely affected if our consolidated affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.
Risks Related to Doing Business in China
     Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could adversely affect our business.
     We conduct substantially all of our business operations in China. As the real estate industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject, to a significant degree, to economic developments in China. China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different periods, regions and among various economic sectors of

China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. For example, on January 3, 2008, the State Council issued a Notice on Promoting Economization of Land Use, which urges the full and effective use of existing construction land and the preservation of farming land. While some of these measures benefit the overall PRC economy, they may have a negative effect on the real estate industry in China.
     The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines that had the effect of slowing the growth of credit, which in turn may have slowed the growth of the Chinese economy. In response to the recent global and Chinese economic downturn, the PRC government has promulgated several measures aimed at expanding credit and stimulating economic growth. Since August 2008, the People’s Bank of China has decreased the statutory deposit reserve ratio and lowered benchmark interest rates several times. Beginning in January 2009, the volume of new lending in China has increased greatly. Total new lending reached RMB7.4 trillion in the first six months of 2009, representing an increase of RMB2.5 trillion from the lending made in all of 2008, according to the People’s Bank of China. It is unclear whether PRC economic policies will be effective in stimulating growth, and the PRC government may not be effective in creating stable economic growth in the future.
     Uncertainties with respect to the Chinese legal system could adversely affect us.
     We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, the interpretation and enforcement of these laws and regulations involve uncertainties. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
     PRC governmental restrictions on currency conversion may limit our ability to utilize our revenues and funds effectively and the ability of our PRC subsidiaries and consolidated affiliated entities to obtain financing.
     Restrictions on currency exchanges between RMB and other currencies may limit our ability to utilize our revenues and funds, in particular in relation to capital account transactions such as investments and loans. Under current PRC regulations, RMB is convertible for “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, subject to compliance with certain procedural requirements. Although the RMB has been fully convertible for current account transactions since 1996, we cannot assure you that the relevant PRC government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future. Conversion of RMB into foreign currencies and of foreign currencies into RMB, for payments relating to “capital account transactions,” which principally include investments and loans, generally requires the approval of the State Administration of Foreign Exchange, or SAFE, and other relevant PRC governmental authorities. Restrictions on the convertibility of the RMB for capital account transactions could affect the ability of our PRC subsidiaries and affiliated PRC operating companies to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

     Fluctuation in the value of the RMB may have a material adverse effect on your investment.
     The value of the RMB against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the RMB has traded within a narrow range against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how RMB exchange rates may change going forward.
     As our costs and expenses are mostly denominated in RMB, a resumption of the appreciation of the RMB against the U.S. dollar would further increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries and consolidated affiliated entities in China receive substantially all of their revenues in RMB, any significant depreciation of the RMB against the U.S. dollar may have a material adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, because the RMB is the functional currency of our PRC operating subsidiaries and consolidated affiliated entities, fluctuations in the RMB-U.S. dollar exchange rate could cause us to incur foreign exchange losses to the extent these operating subsidiaries and consolidated affiliated entities hold U.S. dollar cash balances. The foreign exchange losses of $0.5 million and $1.3 million we incurred in 2007 and 2008, respectively, were primarily due to this reason. These and other effects on our financial data resulting from fluctuations in the value of the RMB against the U.S. dollar could have a material adverse effect on the market price of our ADSs and your investment.
     If we are required to obtain prior approval from the China Securities Regulatory Commission for the listing and trading of our ADSs on the NASDAQ Global Market, we may be subject to administrative penalties
     On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the China Securities Regulatory Commission, or the CSRC, the State Administration for Industry and Commerce, the SAFE, the State Assets Supervision and Administration Commission and the State Administration for Taxation, promulgated a regulation that became effective on September 8, 2006 and was amended on June 22, 2009, or the M&A Regulation. This regulation requires, among other things, that special purpose vehicles, or SPVs, formed through acquisitions of PRC domestic interests held by the PRC domestic companies or individuals controlling such SPVs, obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. Under this regulation, an SPV refers to a company formed outside of China that is directly or indirectly controlled by one or more PRC domestic companies and/or PRC nationals for overseas listing of domestic corporate interests held by such PRC domestic companies and/or PRC nationals.
     Our PRC legal counsel, Fangda Partners, has advised us, based on their understanding of the current PRC laws, rules, regulations and administrative practices under the M&A Regulation up to the date of our prospectus dated October 15, 2009, that:
•	neither the M&A Regulation itself, nor the administrative practices under the M&A Regulation made public as of the date of our prospectus dated October 15, 2009, clearly indicate the application of the M&A Regulation in connection with listing and trading of our ADSs on the NASDAQ Global Market;

•	the CSRC currently has not issued any definitive rule or interpretation pertaining to whether offerings such as ours are subject to the CSRC approval procedures; and

•	prior approval from the CSRC is not required under the M&A Regulation for the listing and trading of our ADSs on the NASDAQ Global Market, unless we are clearly required to do so by subsequent CSRC rules.

     Our PRC legal counsel also advises us, however, that there is still uncertainty as to how the M&A Regulation will be interpreted and implemented. If the CSRC, or other PRC regulatory agencies, subsequently determines that the CSRC approval was required for our initial public offering, we may need to apply for remedial approval from the CSRC, which we may not be able to obtain, and we may be subject to administrative penalties and sanctions administered by these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. Consequently, if you engage in market trading or other activities in anticipation of, and prior to, settlement and delivery, you do so at the risk settlement and delivery may not occur.
     PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.
     The SAFE issued a public notice in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as a “special purpose company.” PRC residents who are beneficial owners of special purpose companies and have completed round trip investments but did not make foreign exchange registrations for overseas investments before November 1, 2005 were retroactively required to register with the local SAFE branch before March 31, 2006. PRC resident beneficial owners of special purpose companies are also required to amend their registrations with the local SAFE branch in certain circumstances.
     We have requested our beneficial owners who are PRC residents to make the necessary applications, filings and amendments as required by the SAFE, but we cannot provide any assurances that all of our beneficial owners who are PRC residents will make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident beneficial owners to comply with SAFE rules and the registration procedures set forth therein may subject these beneficial owners or our PRC subsidiaries to fines and legal sanctions; restrict our cross-border cash flows; limit our PRC subsidiaries’ ability to distribute dividends, repay foreign loans or make other outbound payments; limit our ability to make capital contributions, or foreign exchange-denominated loans to our PRC subsidiaries or other inbound payments; or otherwise adversely affect our business. Moreover, failure to comply with SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions.
     As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.
     Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
     In December 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, the SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, the SAFE promulgated the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas-Listed Companies. Under this rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a qualified PRC domestic agent or PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures. We and our PRC citizen employees who have been granted stock options will be subject to this rule. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions.
     PRC regulations relating to foreign acquisitions may subject us to requisite approval by the Ministry of Commerce, and the failure to obtain such approval could have a material and adverse effect on our business, operating results, reputation and trading price of our ADSs.
     The M&A Regulation promulgated by six PRC regulatory agencies on August 8, 2006 and amended on June 22, 2009 includes provisions that purport to require approval of the Ministry of Commerce for acquisitions by offshore entities established or controlled by domestic companies, enterprises or natural persons of onshore entities that are related to such domestic companies, enterprises or natural persons. In December 2008, the Ministry of Commerce circulated an updated handbook on its guidance on the administration of foreign investment access. This handbook includes provisions that tentatively limit the acceptance by the Ministry of Commerce of applications for the approval of such foreign acquisitions among related parties under the M&A Regulation to those in which the offshore company is either a listed company or a company duly established overseas that conducts the acquisition with the profit generated from its own operation. However, the interpretation and implementation of the M&A Regulation remain unclear with no consensus currently existing regarding the scope and applicability of the Ministry of Commerce approval requirement on such foreign acquisitions among related parties.
     In 2008, for the purpose of a series of our acquisitions of advertising services and future businesses that may otherwise be restricted for foreign investments, we, through Shanghai CRIC, entered into contractual arrangements with Tian Zhuo Advertising, our consolidated affiliated entity, and its shareholder, which provide us with substantial ability to control Tian Zhuo Advertising. After the transfer of 10% equity interests in Tian Zhuo Advertising from Mr. Xin Zhou to Mr. Xudong Zhu in July 2009, we entered into a series of new or amended contractual arrangements with Tian Zhuo Advertising and its shareholders which continue to provide us with substantial ability to control Tian Zhuo Advertising.
     Our PRC legal counsel, Fangda Partners, has advised us, based on their understanding of the current PRC laws, rules, regulations and administrative practices under the M&A Regulation up to the date of our prospectus dated October 15, 2009, that neither the M&A Regulation itself nor the PRC laws, rules, regulations and administrative practices under the M&A Regulation made public as of the date of our prospectus dated October 15, 2009 have clearly indicated the application of the M&A Regulation in connection with the contractual arrangements between Shanghai CRIC and Tian Zhuo Advertising and its shareholders, and it is not necessary for us to submit an application to the Ministry of Commerce for its approval in connection with such contractual arrangements.
     We have been advised by our PRC legal counsel, however, that there are still uncertainties as to how the M&A Regulation will be interpreted or implemented. If the Ministry of Commerce subsequently determines that Ministry of Commerce approval was required for such contractual arrangements, we may need to apply for a remedial approval from the Ministry of Commerce. There can be no assurance that we will be able to obtain such approval or waiver of such approval from the Ministry of Commerce. Our inability to obtain such approval or waiver from the Ministry of Commerce may have material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. Further, we may be subject to certain administrative punishments or other sanctions from the Ministry of Commerce. The Ministry of Commerce or other regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have further material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

     Failure to comply with PRC laws and regulations relating to the advertising industry may subject us to fines and legal or administrative sanctions, government actions and civil claims, or otherwise adversely affect our operation.
     PRC advertising laws and regulations require advertisers, advertising agencies and advertising distributors to ensure that the contents of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable laws. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertisement fees, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, the PRC government may revoke a violator’s license for advertising business operations and the violator may even be subject to criminal prosecutions. We are obligated under PRC laws and regulations to monitor the content of advertisements that we serve onto print media, websites or other media for compliance with applicable laws. In addition, where special government review or government approval is required for specific product advertisements, we are separately obligated to confirm that such review has been performed and approval has been obtained. We have taken measures to comply with such requirements, including requesting relevant documents from the advertisers. Our reputation will be damaged and our results of operations may be materially and adversely affected if advertisements served by us are in violation of relevant PRC advertising laws and regulations or have not received required approval from the relevant government authorities or are not compliant in contents. If we are found to be liable in any government proceedings or civil actions against us, our business could be materially and adversely affected.
     We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.
     We are a holding company, and we rely principally on dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.
     PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.
     As an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to approval by relevant governmental authorities in China and other requirements under relevant PRC regulations.
     We may also decide to finance our PRC subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, depending on the amount of total investment and the type of business in which a foreign-invested enterprise is engaged, capital contributions to foreign-invested enterprises in China are subject to approval by the Ministry of Commerce or its local branches. We may not obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, our ability to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
     The discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations.
     China passed a new PRC Enterprise Income Tax Law and its implementing rules, both of which became effective on January 1, 2008. The PRC Enterprise Income Tax Law significantly curtails tax incentives granted to foreign-invested enterprises under its predecessor. The PRC Enterprise Income Tax Law, however, (i) reduces the statutory rate of enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria.
     The PRC Enterprise Income Tax Law and its implementing rules permit certain “high-technology enterprises” to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. In the fourth quarter of 2008, Shanghai CRIC was recognized by the local provincial level Municipal Science and Technology Commission, Finance Bureau, and State and Local Tax Bureaus as a “high and new technology enterprise” under the Administrative Rules for the Certification of High and New Technology Enterprises jointly issued by the State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance on April 18, 2008, and was further approved by the local tax authorities on April 13, 2009 to be eligible to the reduced 15% enterprise income tax rate for the term commencing on January 1, 2008 and ending on December 31, 2010, as long as it maintains its qualification as a “high and new technology enterprise.” The continued qualification of a “high and new technology enterprise” will be subject to annual evaluation and a three-year review by the relevant government authority in China. If Shanghai CRIC fails to maintain the “high and new technology enterprise” qualification or renew such qualification when the valid term expires, its applicable enterprise income tax rate may increase to up to 25%, which could have a material adverse effect on our financial condition and results of operations.
     Preferential tax treatment granted to our subsidiaries by the local governmental authorities is subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatments currently available to us and our wholly-owned subsidiaries will cause our effective tax rate to increase, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.
     Our business benefits from tax-related government incentives and discretionary policies. Expiration of, or changes to, these incentives or policies could have a material adverse effect on our operating results.
     Since 2009, Shanghai CRIC has been granted certain governmental financial subsidies by the Zhabei District government in Shanghai. Local governments may decide to reduce or eliminate subsidies at any time. In addition, we cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by some of our PRC subsidiaries and consolidated affiliated entities. Furthermore, local implementations of tax laws may be found in violation of national laws or regulations, and as a consequence, we may be subject to retroactive imposition of higher taxes. Starting from year 2007, we are required under Financial Accounting Standards Board Interpretation No. 48 to accrue taxes for these contingencies. The change in accounting requirement for reporting tax contingencies, any reduction or elimination of subsidies and any retroactive imposition of higher taxes could have an adverse effect on our results of operations.
     Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes, we may be subject to PRC taxation on our worldwide income, and dividends distributed to our non-PRC investors may be subject to PRC withholding taxes under the PRC Enterprise Income Tax Law.
     Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by our PRC subsidiaries, were exempt from PRC withholding tax. Under the PRC Enterprise Income Tax Law and its implementation rules effective on January 1, 2008, all domestic and foreign-invested companies in China are subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company are subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws.
     Under the PRC Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China are considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the PRC Enterprise Income Tax Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, a recent circular issued by the State Administration of Taxation on April 22, 2009

provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC.
     The PRC Enterprise Income Tax Law and its implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to resident enterprise issues. Although our offshore holding companies are not controlled by any PRC company or company group, we cannot assure you that we will not be deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and its implementation rules. If we are deemed to be a PRC resident enterprise, we will be subject to PRC enterprise income tax at the rate of 25% on our worldwide income. In that case, however, dividend income we receive from our PRC subsidiaries may be exempt from PRC enterprise income tax because the PRC Enterprise Income Tax Law and its implementation rules generally provide that dividends received by a PRC resident enterprise from its directly invested entity that is also a PRC resident enterprise is exempt from enterprise income tax. However, as there is still uncertainty as to how the PRC Enterprise Income Tax Law and its implementation rules will be interpreted and implemented, we cannot assure you that we are eligible for such PRC enterprise income tax exemptions or reductions.
     In addition, the PRC Enterprise Income Tax Law and its implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to identification of PRC-sourced income. If we are deemed to be a PRC resident enterprise, dividends distributed to our non-PRC entity investors by us, or the gain our non-PRC entity investors may realize from the transfer of our ordinary shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax pursuant to the PRC Enterprise Income Tax Law.
     If we became a PRC resident enterprise under the new PRC tax system and received income other than dividends, our profitability and cash flows would be adversely affected due to our worldwide income being taxed in China under the PRC Enterprise Income Tax Law. Additionally, we would incur an incremental PRC dividend withholding tax cost if we distributed our profits to our ultimate shareholders. There is however not necessarily an incremental PRC dividend withholding tax on the piece of the profits distributed from our PRC subsidiaries, since they would have been subject to PRC dividend withholding tax even if we were not a PRC tax resident.
Risks Related to Our ADSs
     There had been no public market for our ordinary shares or ADSs prior to our initial public offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.
     Prior to our initial public offering, there was no public market for our ordinary shares or ADSs. We have listed our ADSs on the NASDAQ Global Market. Our ordinary shares will not be listed or quoted for trading on any exchange. If an active trading market for our ADSs does not develop, the market price and liquidity of our ADSs will be materially and adversely affected.
     The initial public offering price for our ADSs was determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.
     The market price for our ADSs may be volatile.
     The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the real estate and/or advertising industries in China;

•	changes in the economic performance or market valuations of other real estate services companies;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

•	potential litigation or administrative investigations;

•	sales or repurchases of our ADSs or ordinary shares; and

•	general economic or political conditions in China.
     In addition, the securities markets in the United States, China and elsewhere have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.
     We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.
     We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from our initial public offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.
     Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.
     Additional sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. In addition, we, E-House and SINA have agreed to enter into an agreement that will provide E-House and SINA certain rights to cause us to register the sale of shares held by E-House and SINA. Registration of the sale of these shares under the Securities Act of 1933, as amended, would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the sale of such shares pursuant to the effective registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.
     We will be a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
     E-House owns more than 50% of the total voting power of our company and we are a “controlled company” under the NASDAQ Stock Market Rules. We intend to rely on certain exemptions that are available to controlled companies from NASDAQ corporate governance requirements, including the requirement that a majority of our board of directors consist of independent directors. We are not required to and will not voluntarily meet these requirements. As a result of our use of the “controlled company” exemptions, you will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.
     You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and all of our officers reside outside the United States.
     We are incorporated in the Cayman Islands. We conduct substantially all of our operations through our subsidiaries outside of the United States and in China. In addition, all of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to bring an original action against us or against these individuals in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States and it is uncertain whether such courts in the Cayman Islands or China would be competent to hear original actions brought in the Cayman Islands or China against us or such persons predicated upon the securities laws of the United States or any state in the United States.
     Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law of Cayman Islands (2009 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.
     As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a public company incorporated in a jurisdiction in the United States.
     Our management will have considerable discretion as to the use of the net proceeds from our initial public offering.
     We have not allocated the majority of the net proceeds we received from our initial public offering to any particular purpose. Rather, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of our initial public offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our share price. The net proceeds from the offering may be placed in investments that do not produce income or that lose value.